Exhibit 99.3

NiCE Named a 2026 Best Workplace for Innovators by Fast Company in the

Cybersecurity & Enterprise Category

The recognition highlights NiCE’s companywide innovation engine, built to develop capabilities, activate ideas,

and turn innovation into customer impact

Hoboken, N.J., September 28, 2026 – NiCE (Nasdaq: NICE) today announced that it has been named a 2026 Best Workplace for Innovators by Fast Company in the Cybersecurity & Enterprise Category, recognizing businesses that are creating cultures where innovation can thrive at every level. The recognition reflects how NiCE has built innovation into the way its people learn, experiment, develop ideas, and turn them into meaningful customer and business impact.

NiCE’s companywide innovation engine supports employees across the full journey from building new skills and exploring ideas to incubating promising concepts and deploying them in real-world customer environments. It begins with building the capabilities to lead in an AI-driven world.

“The most meaningful innovation starts with people who are empowered to challenge what’s possible,” said Shiri Neder, Executive Vice President of Human Resources, NiCE. “At NiCE, innovation is not a single program or moment. We invest in the capabilities, environments, and pathways that help our people develop bold ideas and carry them through to real-world impact. This recognition belongs to NiCErs around the world who bring that culture to life every day.”

NiCE develops AI talent at every level, turning capability-building into companywide innovation. Through NiCE Wings, leadership programs, and the annual Sparkathon, which in 2026 engaged 2,300+ employees across 21 sites to create 700+ prototypes, employees build practical AI skills, experiment boldly, and translate ideas into working solutions.

NiCE then takes its strongest innovations to market. NiCE Labs benchmarks emerging technologies and incubates enterprise-ready concepts, while Forward Deployed Engineers bring them into customer environments as production AI systems with measurable impact. This end-to-end model, from developing talent to delivering innovation at scale, is what sets NiCE apart and underpins this recognition.

“The most innovative workplaces don’t simply ask their employees to come up with great ideas; they create the conditions that make great ideas possible,” says Brendan Vaughan, editor-in-chief of Fast Company. “This year’s honorees understand that innovation is ultimately a cultural commitment that requires empowering people to think differently, take risks, and turn ideas into actions. We’re proud to recognize the companies and executives who are leading by example.”

The Fast Company Best Workplaces for Innovators program recognizes organizations that create the conditions for innovation across their workforces. Companies are evaluated on their investment in innovation, companywide programs, and workplace culture.

The recognition builds on NiCE’s broader innovation momentum. Earlier in 2026, Fast Company named NiCE to its annual list of the World’s Most Innovative Companies, ranking the company No. 11 in the Applied AI category.

About Fast Company

Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with fellow business publication Inc. For more information, please visit fastcompany.com.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Neder, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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